 Exhibit 12.2

Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$308,200		$348,806
Less- Income from equity investee	39,769		54,285
Add- Taxes based on income	131,993		183,867

Net income before income taxes and income from equity investee	400,424		478,388

Add- fixed charges:
Interest on long term debt	153,092	(1)	176,088
Estimated interest cost within rental expense	1,761		2,754
Amortization of net debt premium, discount, and expenses	4,182		5,468
Total fixed charges	159,035		184,310

Earnings available for fixed charges	559,459		662,698

Ratio of earnings to fixed charges	3.51		3.59

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	4,456		5,941
Adjustment to pre-tax basis	1,908		3,244
	6,364		9,185

Combined fixed charges and preferred stock dividend requirements	$165,399		$193,495

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.38		3.42

(1)  Includes FIN 48 interest expense